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wcarlson@sidley.com
(312) 853-7734	FOUNDED 1866

August 4, 2006

Mr. Brad Skinner

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Room 4561

Washington, D.C. 20549

Re:	Response of Kimberly-Clark Corporation to the
Staff’s Comment Letter Dated July 21, 2006
File No. 1-225

Dear Mr. Skinner:

On behalf of our client, Kimberly-Clark Corporation, we are submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated July 21, 2006,” in response to the comments contained in the letter dated July 21, 2006 from the Staff of the Securities and Exchange Commission to the Company.

If you have any questions concerning this letter or the Response, please contact the undersigned at (312) 853-7734.

Very truly yours,

/s/ Walter C. Carlson

Walter C. Carlson

WCC:dsd

Enclosure Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED JULY 21, 2006

This document responds to the Staff’s letter dated July 21, 2006 (the “Staff’s Comment Letter”) to Kimberly-Clark Corporation in which the Staff commented further on our Form 10-Q for the quarter ended March 31, 2006, filed May 5, 2006, and Form 8-K filed April 24, 2006. References to “we”, “us”, “our”, “K-C” or the “Company” in this letter mean Kimberly-Clark Corporation.

We note that on pages 3 and 4 of the Staff’s Comment Letter, the Staff suggests that we amend our filings as appropriate. We respectfully submit that no amendments to our prior filings are necessary or appropriate.

For convenience, the Staff’s comments are retyped below.

Staff Comments and Company Responses

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Competitive Improvement Initiatives, page 7

Staff Comment No. 1

We note your response to prior comment number 1 from our letter dated May 10, 2006. To help us understand your basis for concluding that your cost improvement initiative represents a single plan for financial reporting and disclosure purposes, provide us with the following:

•	Tell us whether the initiative, as authorized by the Board of Directors in July 2005, specifically identified all actions to be taken to complete the initiative, the activities that will not be continued, including the method of disposition and location of those activities, and the expected date of completion;

•	Tell us whether any additional approvals or authorizations from the Board of Directors, beyond the July 2005 authorization, will be necessary to complete the initiative; and

•	In view of the length of the initiative, explain your basis for concluding that significant changes to the initiative are not likely.

Company’s Response – Comment No. 1

Background

In 2004, Kimberly-Clark’s senior management and its Board of Directors began an in-depth review of the Company’s Global Business Plan (the “GBP”). This review focused on actions the Company would need to take in order to achieve the goals of the GBP in light of changes in market conditions, competitive activity and overall macro economic factors. The Board fully reviewed the GBP and the proposed actions, including detailed presentations and discussion for a total of more than 20 hours during six meetings from June 2004 through June 2005. Based upon the Board’s review and consideration, at its June 2005 meeting, it was agreed that a strategic cost reduction plan was necessary for the Company to achieve its GBP goals. The Board then delegated to its Executive Committee the authority to authorize and approve a comprehensive strategic cost reduction plan (the “Plan”) once the details of the Plan, including identification and documentation of specific projects under the Plan, were completed. Under the Board’s delegation, approval of the Plan by the Executive Committee constitutes approval by the Board.

On July 15, 2005, detailed materials regarding the Plan were sent to the Executive Committee in advance of its July 20, 2005 meeting. Those materials were also sent to all other Board members. On July 20, 2005, the Board, acting through its Executive Committee, approved the Plan, consisting of 25 projects.

The Plan is a single, comprehensive and integrated plan that is transformational to the Company and not in the ordinary course of business. When fully implemented, the Plan will materially change both the scope of the Company’s businesses and the manner in which those businesses are conducted and supported.

Response to Bullet 1 to the Staff’s Comment

The Plan approved by the Board on July 20, 2005, did specifically identify all significant actions to be taken, including:

•	Objectives;

•	Expected cost;

•	Key activities (e.g., close specific plants and transfer equipment to other specific plants);

•	Milestones (e.g., in July 2005, announce plans to close specific plants; in July 2005, begin discussions with workers councils, etc.) and expected completion dates;

•	Headcount impacts;

•	Estimated sales proceeds for land and buildings for each location to be sold;

•	Capital required; and

•	Estimated annual and total cost savings.

Response to Bullet 2 to the Staff’s Comment

Implementing an undertaking that will transform our Company requires a high degree of organization and coordination, strong management controls, and careful execution. Therefore, the Board and management established a detailed and comprehensive authorization process for the implementation and execution of the Plan. The following summarizes our authorization process for Plan implementation and execution:

•	Approval: On July 20, 2005, the Board approved the Plan.

•	Authorization for Implementation: Each project within the Plan must be endorsed by our Chairman and Chief Executive Officer (“CEO”) and our Senior Vice President and Chief Financial Officer, as well as other executives of the Company that have the responsibility for its execution. The first 14 projects included in the Plan (the “Initial

Phase”) were so endorsed in July 2005 and the Board authorized implementing and executing those projects. With respect to the remaining 11 projects included in the Plan approved on July 20, 2005 (the “Subsequent Phase”), authorization to implement and execute those projects depends on the estimated projects costs: if estimated costs are less than $25 million, then our CEO may authorize implementing and executing the project; otherwise, implementing and executing the projects requires final authorization from the Board or its Executive Committee. The $25 million threshold is consistent with the general authority delegated to our CEO for capital expenditure transactions.

We believe that our implementation and execution processes and our other controls ensure that project implementation and execution are reviewed by senior management for consistency with the Plan, that costs incurred under the Plan are consistent with actions approved by the Board, and that costs outside of the scope of an approved project are not included as costs under the Plan.

For material projects authorized for implementation and execution after July 20, 2005, we also provide disclosure to our stockholders and others in accordance with Item 2.05 of Form 8-K. Material projects were authorized for implementation and execution by the Executive Committee on January 18, 2006, as disclosed on our Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2006.

Response to Bullet 3 to the Staff’s Comment

Based upon our extensive analysis and planning in developing the Plan, and our management control processes, we concluded that significant changes to the Plan were not likely. Each of the projects in the Plan was developed following an intensive review of the opportunities and challenges facing our businesses. Proposed actions were reviewed and committed to by senior management and presented to the Board and the Executive Committee in June and July 2005. As mentioned above, control processes were developed to ensure that project implementation and execution were reviewed by senior management for consistency with the Plan, that costs incurred under the Plan are consistent with actions previously approved, and that costs outside of the scope of an approved project are not included as costs under the Plan.

The following is an outline of these control processes:

•	Detailed instructions were provided to business units on authorization, implementation and close out.

•	Specific accounting and reporting personnel in the Corporate Controller’s office and in each geographic region were designated to review and authorize charges to the Plan.

•	Regular quarterly forecasts are made of progress against the Plan commitments for implementation cost, cost savings and net headcount impacts.

Plan activities and actual costs incurred since July 2005 have shown that significant changes to the Plan have not occurred, and we do not expect significant changes to occur in the future.

Staff Comment No. 2

Disclosure included in your Form 8-K dated January 23, 2006 indicates that, on January 18, 2006, the corporation authorized two subsequent phase projects pursuant to the competitive improvement initiative. Explain to us how the actions under the two subsequent phase projects relate to the initiative as originally authorized in July 2005. Additionally, explain specifically what actions or activities were authorized on January 18, 2006. Also, given that the initiative was authorized in July 2005, explain why the January 2006 authorizations were necessary. Finally, explain how this apparent need for additional authorizations is consistent with your conclusion that the initiative represented a single plan.

Company Response – Comment No. 2

As noted in our response to Staff Comment No. 1 above, the Plan approved by the Board included both Initial Phase and Subsequent Phase projects. All of the projects were identified at the time the Plan was approved in July 2005. The Initial Phase projects were authorized for implementation and execution in July 2005. The Executive Committee authorized implementing and executing two Subsequent Phase projects at its meeting on January 18, 2006. These projects related to (1) European selling, general and administrative costs and (2) Latin American family care operations, which are summarized below:

•	The European project, having an expected implementation cost of $53 million, is designed to improve the profitability of the Company’s consumer businesses in Europe by reducing administrative support functions. The approved implementation actions included workforce reductions and consolidation of headquarters facilities in several countries.

•	The Latin American operations project, having an expected implementation cost of $27 million, will reduce duplicative overhead as well as improve manufacturing and supply chain efficiencies in our Latin American operations. The approved implementation actions included consolidation of four manufacturing facilities into two sites and disposition of the vacated sites.

Subsequent Phase projects, although part of the Plan approved by the Board in July 2005, were not included as Initial Phase projects because those projects were, by their nature, intended to be implemented and executed after implementation of certain of the Initial Phase projects, or required additional development of detailed implementation and execution plans, or both. For example, a Subsequent Phase project designed to change delivery of administrative support functions for our global businesses could not be implemented prior to implementation of some of the Initial Phase projects and required that management interview potential vendors and negotiate new contracts before implementing and executing the project. As noted earlier, we view our process for authorizing the implementation and execution of Subsequent Phase projects as an element of strong management controls and essential for assuring coordinated and careful execution of the Plan. Authorization for implementation of Subsequent Phase projects has been consistent with the Board’s approval of a single, comprehensive strategic cost reduction plan.

Form 8-K filed April 24, 2006

Staff Comments No. 3 and No. 4

3.	Your response to prior comment number 4 from our letter dated May 10, 2006 describes various reasons why you believe charges incurred in connection with your competitive improvements to be unusual. However, Item 10(e)(1)(ii)(B) of regulation S-K indicates that it is not appropriate to describe an item as unusual when the nature of the item is such that it is reasonably likely to recur within two years. While the prohibition identified in 10(e)(1)(ii)(B) of Regulation S-K is not applicable to furnished information, the guidance with respect to what constitutes an “unusual” item for purposes of non-GAAP presentations appears applicable to both furnished and filed information.

Based on the description of your initiative contained in various of your filings, it appears that charges related to asset impairments, asset write-offs and workforce reductions will recur in numerous future periods. In view of this, and given the guidance of Item 10(e)(1)(ii)(B) of Regulation S-K, it does not appear appropriate to describe charges related to your initiative as unusual.

4.	Your response to prior comment number 5 from our letter dated May 10, 2006 suggests that you do not believe that the guidance in the responses to Questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures is applicable to information that is furnished and not filed. However, the final sentences under the responses to both Questions 8 and 9 clearly indicate that the guidance may apply to furnished information.

As your non-GAAP measures exclude items that appear to be recurring in nature, you must meet the burden of demonstrating the usefulness of the measures. Such measures more likely would be permissible if you reasonably believe it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, inclusion of such measures may be misleading absent the following disclosure:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Company Response – Comments No. 3 and No. 4

Background.

We believe that the Commission expressly intended that the prohibitions in Item 10(e)(1)(ii)(B) of Regulation S-K would not apply to information furnished on Form 8-K including earnings press releases furnished under Item 2.02 of Form 8-K. This was a carefully considered response of the Commission to comments that it received on the proposed rule.

Under the Commission’s proposed rules for non-GAAP financial measures (Release No. 33-8145), (i) quarterly earnings releases would have been required to be “filed” under current Item 2.02 of Form 8-K and (ii) Item 10 of Regulation S-K, in its entirety, would have applied to these filings. In the Commission’s final rules (Release No. 33-8176), the Commission modified the proposed rules by providing that earnings releases would be “furnished” under Item 2.02 of Form 8-K, and that the only portion of Item 10 of Regulation S-K applicable to furnished documents is subsection (e)(1)(i).

In modifying the proposed rules, the Commission stated in the final release that it was persuaded by commenters who were concerned that the need to satisfy the more stringent requirements of Item 10 would cause registrants to limit their publication of earnings releases. The Commission therefore specifically did not include the requirements of Item 10(e)(1)(ii)(B) for furnished Form 8-Ks in the final rules and provided instead that only the requirements of Item 10(e)(1)(i) would be applicable to Item 2.02 of Form 8-K.

Since the prohibition in Item 10(e)(1)(ii)(B) of Regulation S-K does not apply to information furnished on Form 8-K, including earnings press releases furnished under Item 2.02 of Form 8-K, we continue to believe that the guidance for Item 10(e)(1)(ii)(B) likewise should not be applicable to furnished information.

We also continue to believe that providing non-GAAP financial measures to our investors and analysts who follow our Company gives them useful and important supplemental information regarding our results. Many of the reasons why we believe this were stated in our prior response to the Staff’s May 10, 2006 comment letter. In addition, we provide to our investors and analysts who follow our Company quarterly and annual guidance on our future results of operations. Our guidance for 2006 expressly excludes the effects of our Plan charges on earnings per share (“EPS”). Our investors and analysts understand this and expect us to provide them with the non-GAAP EPS that excludes these effects. Investors and analysts who follow our Company analyze our non-GAAP EPS, and the items that were excluded from GAAP EPS to arrive at that non-GAAP financial measure, in order to assess our operating performance and the quality of our earnings.

Response to Staff Comments

In response to the Staff’s prior comments received on May 10th, we enhanced our disclosure related to our non-GAAP financial measures in our earnings press release for our second quarter 2006, furnished to the Commission on July 26, 2006, by including the following:

Kimberly-Clark management believes that investors’ understanding of the company’s performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the company’s ongoing results of operations and for analyzing the company’s effective tax rate. Many investors are interested primarily in understanding the performance of our core businesses and compare our results from normal operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our core businesses, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the competitive improvement initiatives.

Kimberly-Clark management designates certain of these non-GAAP financial measures as unusual items to identify for investors costs that management excludes in determining results from normal operations. Additionally, the company’s incentive compensation plans are based, in part, on the company’s earnings per share and improvement in the company’s return on invested capital, each as determined on a before unusual items basis.

When we received the Staff’s additional comments on Friday, July 21, our earnings release for the second quarter, previously scheduled for release on Wednesday, July 26, had already been approved internally and was in the process of being reviewed and approved by our Audit Committee. Accordingly, time did not permit changing that document to be responsive to the Staff’s July 21 comments.

Although we continue to believe that our past disclosures have met the requirements of Regulation G and Form 8-K for use of non-GAAP financial measures in earnings press releases furnished under Form 8-K, in response to the Staff’s comments, we intend to take the following actions in preparation for our earnings press release for our third quarter 2006:

A.	As previously mentioned in our response to the Staff’s May 10, 2006 comment letter, we have committed to provide our investors and analysts on a quarterly basis with information relating to the progress we are making on our Plan and the effect that the Plan has on our results of operations. We expect to continue to use a non-GAAP financial measure to provide this information. However, we expect that in the future we will not characterize these charges as “unusual”.

B.	We will reevaluate our disclosures regarding our use of supplemental non-GAAP financial measures in order to provide more robust disclosure regarding:

•	why we believe those measures are meaningful to investors;

•	how those measures are used by management and the Board in evaluating and managing our businesses;

•	how these measures differ from the comparable GAAP measures; and

•	limitations of these measures and why they are not intended to replace the comparable GAAP measures.